UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 __________________
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 11)* __________________
Restaurant Brands International Limited Partnership (Name of Issuer)

__________________

Common Shares, without par value
(Title of Class of Securities)

76090H103
(CUSIP Number)

Jill Granat
General Counsel and Corporate Secretary
c/o Restaurant Brands International Inc.
226 Wyecroft Road
Oakville, Ontario L6K 3X7
(905) 845-6511
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Bradley Brown, Esq. 3G Capital, Inc. 600 Third Avenue 37th Floor New York, New York 10016 (212) 893-6727	Joshua N. Korff P.C., Esq. Michael Kim Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800
September 11, 2020 (Date of Event Which Requires Filing of This Statement)

__________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON 3G RESTAURANT BRANDS HOLDINGS GENERAL PARTNER LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)? ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 142,271,229†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 142,271,229†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 142,271,229†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.39%
14	TYPE OF REPORTING PERSON CO
†	See Item 4 and Item 5 of this Schedule 13D.
*

Beneficial ownership of the Exchangeable Units of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Exchangeable Units as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Exchangeable Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

1	NAMES OF REPORTING PERSON 3G RESTAURANT BRANDS HOLDINGS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)? ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 142,271,229†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 142,271,229†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 142,271,229†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.39%
14	TYPE OF REPORTING PERSON PN
†	See Item 4 and Item 5 of this Schedule 13D.
*

Beneficial ownership of the Common Shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Common Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Explanatory Note:

This Amendment No. 11 to the initial Statement on Schedule 13D, filed on December 22, 2014 (the “initial Schedule 13D”), as amended by Amendment No. 1, filed on September 25, 2015, Amendment No. 2, filed on December 7, 2015, Amendment No. 3, filed on December 16, 2015, Amendment No. 4, filed on November 1, 2017, Amendment No. 5, filed on November 13, 2017, Amendment No. 6, filed on November 17, 2017, Amendment No. 7, filed on October 30, 2018, Amendment No. 8 filed on November 8, 2018, Amendment No. 9 filed on August 13, 2019 and Amendment No. 10, filed on September 6, 2019 (as amended, the “Schedule 13D”), amends and restates, where indicated, the Schedule 13D relating to the Exchangeable Units of Restaurant Brands International Limited Partnership (the “Issuer”) by: (i) 3G Restaurant Brands Holdings General Partner Ltd., a Cayman Islands exempted company (“3G RBH GP”); and (ii) 3G Restaurant Brands Holdings LP, a Cayman Islands limited partnership (“3G RBH”). Capitalized terms used in this Amendment No. 11 and not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

Pursuant to the terms of the Partnership Agreement, 3G RBH delivered to the Issuer an exchange notice to exchange in aggregate 6,757,692 Exchangeable Units of the Issuer, referred to herein as the “2020 Exchange.”

This Amendment is being filed primarily to provide additional detail about the 2020 Exchange.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended to add the following language:

As noted above, 3G RBH delivered to the Issuer an exchange notice to exchange 6,757,692 Exchangeable Units held by 3G RBH. The exchange notice became irrevocable on September 11, 2020 with respect to 6,757,692 Exchangeable Units. As announced by Restaurant Brands International Inc. (“RBI”) on September 11, 2020, upon receipt of the exchange notice, RBI, in its capacity as general partner of the Issuer, elected to have the Issuer satisfy the 2020 Exchange by repurchasing 6,757,692 Exchangeable Units for cash. The 2020 Exchange will be effected as of the close of business on October 2, 2020.

After the 2020 Exchange, the Reporting Persons will continue to hold 142,271,229 Exchangeable Units, for which they have not submitted any exchange notice.

Except as set forth in this Schedule 13D and in connection with the 2020 Exchange and the other transactions discussed herein, the Reporting Persons have no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Schedule 13D are hereby amended and replaced in their entirety with the following language:

(a) and (b)

As a result of the consummation of the Transactions and the subsequent transactions discussed herein, 3G RBH GP and 3G RBH beneficially own and may be deemed to have shared voting and dispositive power with respect to 142,271,229 Exchangeable Units. All numbers and percentages herein related to the Exchangeable Units are based on 162,426,062 total Exchangesable Units outstanding as of July 31, 2020, according to information provided by the Issuer on its Form 10-Q filed on August 6, 2020 and after giving effect to the transactions discussed herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Exchangeable Units acquired in the Transactions by 3G RBH, that it is the beneficial owner of any of the Exchangeable Units referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A, beneficially owns any Exchangeable Units.

The information set forth in Item 2 is incorporated by reference into this Item 5(b).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 11, 2020

3G RESTAURANT BRANDS HOLDINGS
GENERAL PARTNER LTD.

By: /s/ Bernardo Piquet
Name: Bernardo Piquet
Title: Authorized Signatory

3G RESTAURANT BRANDS HOLDINGS LP

By: 3G Restaurant Brands Holdings General Partner Ltd., its general partner

By: /s/ Bernardo Piquet
Name: Bernardo Piquet
Title: Authorized Signatory

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